October 4, 2024 Via EDGAR	Glenn Luinenburg +1 650 858 6075 (t) +1 650 858 6100 (f) glenn.luinenburg@wilmerhale.com

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel Duchovny
Office of Mergers & Acquisitions

Re:	ARC Document Solutions, Inc.
Schedule 13E-3 filed by ARC Document Solutions, Inc. et al.
Filed September 11, 2024
File No. 005-81438

Preliminary Proxy Statement
Filed September 11, 2024
File No. 001-32407

Ladies and Gentlemen:

This letter is being submitted on behalf of ARC Document Solutions, Inc. (“ARC”) and the Filing Persons (as defined in the Schedule 13E-3) in response to the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to ARC’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Filing Persons’ Schedule 13E-3 (the “Schedule 13E-3”), as set forth in the Staff’s letter dated September 26, 2024 (the “Comment Letter”). ARC is concurrently filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and the Filing Persons are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), which include changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced in bolded and italicized font herein with ARC’s and/or the Filing Persons’, as applicable, response below each numbered comment. Unless otherwise indicated, the page references in the Staff’s comments refer to the Proxy Statement and/or Schedule 13E-3, as applicable, and the page references in ARC’s and/or the Filing Persons’, as applicable, responses refer to the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable. Where appropriate, ARC and/or the Filing Persons, as applicable, have responded to the Staff’s comments by making changes to the disclosure in the Amended Proxy Statement and/or Amended Schedule 13E-3, as applicable. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Proxy Statement and/or Amended Schedule 13E-3, as applicable. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by or on behalf of ARC and the Filing Persons.

Office of Mergers & Acquisitions U.S. Securities and Exchange Commission October 4, 2024 Page 2

Preliminary Proxy Statement

General

1.
Please provide the disclosure required under Item 1015 of Regulation M-A with respect to AlixPartners.

Response: ARC acknowledges the Staff’s comment and has added the requested disclosure on page 63 of the Amended Proxy Statement.

Summary Term Sheet, page 1

2.
Please revise the Summary Term Sheet and Q&A sections to shorten them significantly and to avoid duplication. Also, relocate the “Defined Terms” section currently appearing in front of the Special Factors to after it. Refer to Rule 13e-3(e)(1).

Response: ARC acknowledges the Staff’s comment and has revised the disclosures on pages 1, 10, 11, 12 and 23 of the Amended Proxy Statement in response thereto.

Purposes and Reasons of ARC for the Merger, page 35

3.
We note that the fairness determination disclosure is made with respect to the company’s shareholders “(other than the Rollover Stockholders)” instead of with respect to unaffiliated security holders. In this respect, we note that your officers and directors are affiliates. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to security holders who are not affiliates of ARC Document Solutions. See Item 1014(a) of Regulation M-A.

Response: ARC advises the Staff that it has revised the disclosure on pages 38 and 44 of the Amended Proxy Statement to clarify that the Special Committee and the ARC Board consider the Company’s stockholders (other than the Rollover Stockholders) (the “Non-Rollover Stockholders”) to be situated substantially similarly to, and include, the unaffiliated security holders (as defined by Rule 13e-3(a)(4)). ARC further advises the Staff that it has revised the letter to the shareholders and the disclosures on pages 1, 38 and 44 of the Amended Proxy Statement to disclose that the Special Committee and the ARC Board believe that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to the unaffiliated security holders (as defined by Rule 13e-3(a)(4)).

Office of Mergers & Acquisitions U.S. Securities and Exchange Commission October 4, 2024 Page 3

4.
Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to ensure, if true, that the special committee adopted the William Blair analysis and opinion and that the board of directors adopted the special committee’s analysis and conclusion.

Response: ARC advises the Staff that it has revised the disclosure on page 44 of the Amended Proxy Statement to confirm that the Special Committee expressly adopted William Blair’s analysis and opinion. The Registrant also revised the disclosure on page 44 of the Amended Proxy Statement to confirm that the ARC Board expressly adopted the Special Committee’s analysis and conclusion.

5.
Please revise this section to describe how the special committee and board of directors reached their fairness determinations based on the William Blair opinion, given that such opinion addressed fairness to a subset of shareholders that included your officers and directors, while the special committee and board of directors are required to make a fairness determination with respect to unaffiliates security holders.

Response: ARC acknowledges the Staff’s comment and that the Proxy Statement indicated that the fairness determination of the Special Committee and the ARC Board were made with respect to the Non-Rollover Stockholders. ARC also acknowledges that certain executive officers and directors of ARC are considered affiliates of ARC by virtue of such role and are also Non-Rollover Stockholders (the “Non-Rollover Officers and Directors”). Although the Non-Rollover Officers and Directors are not unaffiliated security holders (as defined by Rule 13e-3(a)(4)), the Special Committee and the ARC Board consider the Non-Rollover Officers and Directors to be situated substantially similarly to ARC’s unaffiliated security holders. ARC further respectfully notes that the fairness determination made with respect to the Non-Rollover Stockholders by the Special Committee and the ARC Board fully encompasses each and every unaffiliated security holder of ARC. As a result, each of the Special Committee and the ARC Board was able to determine based on the William Blair fairness opinion, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to the unaffiliated security holders of ARC. ARC advises the Staff that it has revised the letter to shareholders and the disclosures on pages 1, 38 and 44 of the Amended Proxy Statement to align with the foregoing analysis.

Opinion of the Special Committee’s Financial Advisor, page 42

6.
Please revise to disclose the data underlying the results in the Selected Public Companies Analysis and the Selected Precedent Transactions Analysis.

Response: ARC acknowledges the Staff’s comment and has revised the disclosure on pages 48 and 49 of the Amended Preliminary Proxy Statement to include (i) the enterprise value of each publicly traded company or target company in the acquisition reviewed in the analysis, as applicable, which comprised the only data components of the Selected Public Companies Analysis and the Selected Precedent Transactions Analysis that were included in the financial analysis provided by William Blair to the Special Committee on August 27, 2024 (the “Financial Analyses”), and (ii) disclosure regarding the sources from which other data underlying the Financial Analysis was obtained.

Office of Mergers & Acquisitions U.S. Securities and Exchange Commission October 4, 2024 Page 4

7.
Please provide the disclosure required under Item 1015(b)(4) of Regulation M-A with respect to William Blair.

Response: ARC acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Amended Proxy Statement to clarify that William Blair has not performed any financial advisory or other services for ARC, Mr. Suriyakumar or their respective related parties or affiliates.

Purpose and Reasons of the Purchaser Filing Parties for the Merger, page 54

8.
Please remove the language here and throughout your proxy statement stating that the Purchaser Filing Parties “may be deemed to be affiliates of ARC...” as you have determined to file a Schedule 13E-3.

Response: ARC acknowledges the Staff’s comment and has revised the disclosures on pages 2, 3, 52 and 57 of the Amended Proxy Statement in response thereto.

Certain Unaudited Prospective Financial Information, page 59

9.
Please include the full projections instead of their summaries.

Response: ARC acknowledges the Staff’s comments and has revised the tables on pages 64, 66, and 67 of the Amended Proxy Statement to contain the full projections.

Cautionary Statement Concerning Forward-Looking Information, page 101

10.
Please delete reference to the Private Securities Litigation Reform Act of 1995, as the Safe harbor provisions of the Act are not available to statements made in connection with a going private transaction.

Response: ARC acknowledges the Staff’s comment and has revised the disclosures on page 106 of the Amended Proxy Statement in response thereto.

Office of Mergers & Acquisitions U.S. Securities and Exchange Commission October 4, 2024 Page 5

If you require additional information, please telephone the undersigned at (650) 858-6075. Thank you for your assistance.

Sincerely,

/s/ Glenn Luinenburg
Glenn Luinenburg

cc:
Tracey Luttrell
Corporate Counsel & Corporate Secretary
ARC Document Solutions, Inc.

Eric Hanson
Ryan S. Brewer
Wilmer Cutler Pickering Hale and Dorr LLP

Sean M. Jones
Coleman Wombwell
K&L Gates LLP

Terrence Allen, Esq.
Angela M. Dowd, Esq.
Janeane Ferrari, Esq.
Loeb & Loeb LLP